gary b. wolff, p.c.

Counselor At Law	805 Third Avenue Twenty First Floor New York, New York 10022 Telephone: 212-644-6446 Facsimile: 212-644-6498 E-Mail: wolffpc@attglobal.net

August 1, 2005

Charito A. Mittleman, Esq.

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC  20549

Re:

BAS Consulting, Inc.

Schedule 14C Information Statement

Filed June 20, 2005

File No. 0-50212

Dear Ms. Mittleman:

I am writing in response to your letter of July 6, 2005 with respect to the above-referenced matter.  For your convenience, the responses below correspond to the enumerated items in your letter.

1.

General – Pursuant to our discussions with your office, we have amended the Furnishing Information Section to state that copies of the Company’s Form 8-K filed on June 15, 2005, and 10-KSB for the year ended December 31, 2004 are being provided to the Shareholder.  Additionally we have added text in the discussion of the Share Exchange Agreement in Proposal Number 3 confirming that prior to entering into the negotiations for the Share Exchange Agreement, there had been no prior contact, transactions or negotiations between the parties to the transition and have further added text directing the shareholders to the financial statements annexed to the Form 8-K for financial information regarding Earjoy Group, Ltd.

2.

Furnishing Information, page 3.  Please see response to 1, above.

3.

Exchange of Stock Certificate and Payment for Fractional Shares.  We have amended this section to indicate that in lieu of issuing fractional shares the Company will pay one ($1.00) Dollar for each fractional share.

Finally, this will confirm that the undersigned is authorized to advise that the Company acknowledges that:

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gary b. wolff, p.c.

  Counselor At Law

Charito A. Mittleman, Esq.

Securities and Exchange Commission

August 1, 2005

Re:

BAS Consulting, Inc.

Schedule 14C Information Statement

Filed June 20, 2005

File No. 0-50212

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes in staff comments do not foreclose the Commission for taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the federal securities laws of the United States.

See also July 7, 2005 executed Company acknowledgement.

We trust the foregoing satisfactorily responds to the comments in your July 6, 2005 letter.

Very truly yours,

/s/ Gary B. Wolf

Gary B. Wolff

Enclosures

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